Exhibit 99.4

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(unaudited)

	Nine Months Ended September 30,		Years Ended December 31,
(Amounts in millions of dollars)	2017	2016	2016	2015	2014	2013	2012
Net income(a)	7,610	5,648	6,196	5,087	4,244	11,228	13,648
Income tax expenses(a)	2,257	533	970	1,653	8,614	14,767	16,747
Non-controlling interests	(41)	71	10	(301)	6	293	188
Equity in income of affiliates (in excess of)/less than dividends received	96	(708)	(643)	(311)	29	(775)	272
Interest expensed	750	511	734	742	536	656	649
Estimate of the interest within rental expense	407	358	543	477	406	357	334
Amortization of capitalized interest	158	129	161	174	160	135	205
Total(a)	11,237	6,542	7,971	7,521	13,995	26,661	32,043
Interest expensed	750	511	734	742	536	656	649
Capitalized interest	352	375	481	362	341	349	333
Estimate of the interest within rental expense	407	358	543	477	406	357	334
Preference security dividend requirements of consolidated subsidiaries	—	—	—	—	—	—	—
Fixed charges	1,509	1,244	1,758	1,581	1,283	1,362	1,316
Ratio of earnings to fixed charges(a)	7.45	5.26	4.53	4.76	10.91	19.57	24.35

(a)	Figures for 2013 have been restated pursuant to the retrospective application of the accounting interpretation IFRIC 21 from January 1, 2014, and figures for 2012 have been restated pursuant to the retrospective application of the revised accounting standard IAS 19 from January 1, 2013.